                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             Omnipoint Corporation
                             ---------------------
                               (Name of Issuer)

                    Common Stock, Par Value $0.01 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   68212D102
                                   ---------
                                (CUSIP Number)

                                  Edith Shih
                           Hutchison Whampoa Limited
                          22nd Floor, Hutchison House
                               10 Harcourt Road
                                   Hong Kong
                                (852-2128-1188)

                                  __________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                                John A. Otoshi
                             Dewey Ballantine LLP
                    Suite 3907, Asia Pacific Finance Tower
                                 3 Garden Road
                                   Hong Kong
                                (852-2509-7000)

                                  __________

                                August 2, 1999
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
_____________.

                              Page 1 of __ Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                     PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HUTCHISON WHAMPOA LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6,250,000 (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,250,000/(1)/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,250,000/(1)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                      PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      HUTCHISON TELECOMMUNICATIONS PCS (USA) LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

      Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      British Virgin Islands
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,250,000 (1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,250,000/(1)/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      6,250,000/(1)/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      10.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 68212D102                                      PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CHEUNG KONG, (HOLDINGS) LIMITED - Not Applicable
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    Not Applicable
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Disclaimed (See 11 below.)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Disclaimed (See 11 below.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Chenng Kong expressly disclaims beneficail ownership of the shares owned by Hutchsion Whampon Limited and Hutchison Telecommunications PCS (USA) Limited.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Issuable upon conversion of 6,250 shares of Series A Non-Voting Convertible Preferred Stock at a conversion price of $24 per share. Under certain circumstances, as described in Items 4 and 5 of the Schedule 13D, such 6,250 shares will be automatically converted to Common Stock at a conversion price of $18.50 per share, in which case each reporting person will beneficially own 8,108,108 shares of Common Stock.

Preliminary Statement
---------------------

          This statement constitutes Amendment No. 1 to the Schedule 13D filed by Hutchison Whampoa Limited, a Hong Kong corporation ("HWL"), on its own behalf and on behalf of Hutchison Telecommunications PCS (USA) Limited, a British Virgin Islands corporation ("HTP"), an indirect wholly-owned subsidiary of HWL, and by Cheung Kong (Holdings) Limited, a Hong Kong corporation ("Cheung Kong"), a 49.9% shareholder of HWL with the Securities and Exchange Commission on July 6, 1999, relating to the common stock, par value $.01 per share (the "Common Stock"), of Omnipoint Corporation, a Delaware corporation (the "Issuer").

          Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the previously filed Schedule 13D.

Item 2.   Identity and Background.
          -----------------------

          The information set forth in Item 2 of the previously filed Schedule 13D is hereby amended and supplemented as follows:

          The correspondence address for HTP is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

          In addition, the information set forth in Schedule I, Schedule II, and Schedule III of Item 2 of the previously filed Schedule 13D is hereby amended and restated in their entirety to read as set forth in Schedule I,
Schedule II, and Schedule III to this Amendment No. 1.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The information set forth in Item 3 of the previously filed Schedule 13D is hereby amended and supplemented as follows:

          The aggregate purchase price for the 6,250 shares of Preferred Stock purchased and to be purchased by HTP is $150,000,000. The source of funds used in this transaction is the working capital of HWL. See Item 5(a) below.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The information set forth in Item 5(a)-(b) of the previously filed
Schedule 13D is hereby amended and supplemented as follow:

          Pursuant to Rule 13d-3 a person is deemed to be the beneficial owner of shares which it has the right to acquire within 60 days. Accordingly, on August 2, 1999 HTP became the beneficial owner (as defined in Rule 13d-3) of the additional 1,979 shares of Preferred Stock (which are convertible into 1,979,000 shares of Common

Stock) which it pursuant to the Stock Purchase Agreement has agreed to purchase on October 1, 1999, as described in the previously filed Schedule 13D.

Signature
---------

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  August 2, 1999


                         FOR AND ON BEHALF OF
                         HUTCHISON WHAMPOA LIMITED


                         By: /s/ Frank Sixt
                             -----------------------
                              Name:  Frank Sixt
                              Title: Director



                         FOR AND ON BEHALF OF
                         HUTCHISON TELECOMMUNICATIONS
                          PCS (USA) LIMITED


                         By: /s/ Frank Sixt
                             -----------------------
                              Name:  Frank Sixt
                              Title: Director


                         FOR AND ON BEHALF OF
                         CHEUNG KONG (HOLDINGS) LIMITED


                         By: /s/ Frank Sixt
                             -----------------------
                              Name:  Frank Sixt
                              Title: Director

                                  SCHEDULE I
                                  ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                             As of August 2, 1999
                             --------------------

                                                            Present Principal Occupation
                                                            or Employment,Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                    Citizenship         Each Corporation or Organization
-------------------                     -----------         ---------------------------------
LI Ka-shing                              Hong Kong          Chairman, Hutchison Whampoa Limited
7th Floor, Cheung Kong Center                               Chairman, Cheung Kong (Holdings)
2 Queen's Road Central                                        Limited
Hong Kong

LI Tzar Kuoi, Victor                     Hong Kong          Deputy Chairman and Executive Director,
7th Floor, Cheung Kong Center                                Hutchison Whampoa Limited
2 Queen's Road Central                                      Chairman, Cheung Kong Infrastructure
Hong Kong                                                     Holdings Limited/2/
                                                            Managing Director and Deputy Chairman,
                                                              Cheung Kong (Holdings) Limited
                                                            Executive Director, Hongkong Electric
                                                              Holdings Limited/3/

LI Tzar Kai, Richard                     Canadian           Deputy Chairman and Executive Director,
38th Floor, Citibank Tower                                    Hutchison Whampoa Limited
Citibank Plaza                                              Executive Director, Hongkong Electric
3 Garden Road                                                 Holdings Limited/3/
Central, Hong Kong                                          Chairman and Chief Executive, Pacific
                                                              Century Group (investment holding),
                                                              Chairman, Pacific Century Regional
                                                              Developments Limited (investment
                                                              holding), 38th Floor, Citibank Tower,
                                                              Citibank Plaza, 3 Garden Road, Central,
                                                              Hong Kong

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of August 2, 1999
                              --------------------

                                                            Present Principal Occupation
                                                            or Employment,Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                    Citizenship         Each Corporation or Organization
-------------------                     -----------         ---------------------------------
FOK Kin-ning, Canning                   Australian          Group Managing Director and Executive
                                                             Director, Hutchison Whampoa Limited
                                                            Deputy Chairman, Cheung Kong
                                                             Infrastructure Holdings Limited/2/
                                                            Non-executive Director, Cheung Kong
                                                             (Holdings) Limited
                                                            Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited
                                                            Director, Hutchison Telecommunications
                                                             PCS (USA) Limited
                                                            Chairman, Orange plc/4/
                                                            Deputy Chairman, Hongkong Electric
                                                             Holdings Limited/3/

CHOW WOO Mo Fong, Susan                 Hong Kong           Deputy Group Managing Director and
                                                             Executive Director, Hutchison Whampoa
                                                             Limited
                                                            Executive Director, Cheung Kong
                                                             Infrastructure Holdings Limited/2/
                                                            Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited
                                                            Director, Hutchison Telecommunications
                                                             PCS (USA) Limited
                                                            Director, Orange plc/4/
                                                            Director, Hongkong Electric Holdings
                                                             Limited/3/

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of August 2, 1999
                              --------------------

                                                            Present Principal Occupation
                                                            or Employment,Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                    Citizenship         Each Corporation or Organization
-------------------                     -----------         ---------------------------------
Frank John SIXT                         Canadian            Group Finance Director and Executive
                                                             Director, Hutchison Whampoa Limited
                                                            Non-executive Director, Cheung Kong
                                                             (Holdings) Limited
                                                            Executive Director, Cheung Kong
                                                             Infrastructure Holdings Limited/2/
                                                            Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited
                                                            Director, Hutchison Telecommunications
                                                             PCS (USA) Limited
                                                            Director, Orange plc/4/
                                                            Executive Director, Hongkong Electric
                                                             Holdings Limited/3/

George Colin MAGNUS                     British             Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                Limited
2 Queen's Road Central                                      Deputy Chairman, Cheung Kong
Hong Kong                                                    (Holdings) Limited
                                                            Deputy Chairman, Cheung Kong
                                                             Infrastructure Holdings Limited/2/
                                                            Chairman, Hongkong Electric Holdings
                                                             Limited/3/

KAM Hing Lam                            Hong Kong           Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                Limited
2 Queen's Road Central                                      Deputy Managing Director, Cheung
Hong Kong                                                    Kong (Holdings) Limited
                                                            Group Managing Director, Cheung
                                                             Kong Infrastructure Holdings Limited/2/
                                                            Executive Director, Hongkong Electric
                                                             Holdings Limited/3/

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of August 2, 1999
                              --------------------

                                                            Present Principal Occupation
                                                            or Employment,Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                    Citizenship         Each Corporation or Organization
-------------------                     -----------         ---------------------------------
Michael David KADOORIE                  British             Non-Executive Director, Hutchison
24th Floor, St. George's                                     Whampoa Limited
Building, 2 Ice House Street                                Chairman, CLP Holdings Limited
Central, Hong Kong                                           (investment holding), 187 Argyle Street,
                                                             Kowloon, Hong Kong
                                                            Chairman, The Hongkong and Shanghai
                                                             Hotels Limited (hotel catering and real
                                                             estate), 8th Floor, St. George's Building, 2
                                                             Ice House Street, Central, Hong Kong
                                                            Chairman, Heliservices (Hong Kong)
                                                             Limited (provision of helicopter services),
                                                             2107 St George's Building, 2 Ice House
                                                             Street, Central, Hong Kong

Christopher Patrick LANGLEY             British             Non-Executive Director, Hutchison
Level 10, No. 1 Queen's                                      Whampoa Limited
Road Central, Hong Kong                                     Director, The Hongkong and Shanghai
                                                             Banking Corporation Limited (banking),
                                                             No. 1 Queen's Road Central, Hong Kong
                                                            Director, Hang Seng Bank Limited
                                                             (banking), 83 Des Voeux Road Central,
                                                             Hong Kong
                                                            Director, Hongkong Electric Holdings
                                                             Limited/3/

LI Fook-wo                              British             Non-Executive Director, Hutchison
1416 Prince's Building                                       Whampoa Limited
10 Chater Road                                              Director, The Bank of East Asia,
Hong Kong                                                    Limited (banking), No. 10 Des Voeux
                                                             Road Central, Hong Kong

                            ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of August 2, 1999
                              --------------------

                                                            Present Principal Occupation
                                                            or Employment,Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                    Citizenship         Each Corporation or Organization
-------------------                     -----------         ---------------------------------
Simon MURRAY                            British             Non-Executive Director, Hutchison
Room 2108 Gloucester Tower                                   Whampoa Limited
The Landmark                                                Independent Non-executive Director,
15 Queen's Road Central                                      Cheung Kong (Holdings) Limited
Hong Kong                                                   Chairman, General Enterprise Management
                                                             Services Limited (investment fund),
                                                             Room 2108 Gloucester Tower, The
                                                             Landmark, 15 Queen's Road Central,
                                                             Hong Kong

William SHURNIAK                        Canadian            Non-Executive Director, Hutchison
                                                             Whampoa Limited
                                                            Deputy Chairman and Director, Husky Oil
                                                             Ltd./5/

Peter Alan Lee VINE                     British             Non-Executive Director, Hutchison
Suite 1005 World Wide House                                  Whampoa Limited
19 Des Voeux Road Central
Hong Kong

WONG Chung Hin                          British             Non-Executive Director, Hutchison
1225 Prince's Building                                       Whampoa Limited
10 Chater Road                                              Director, The Bank of East Asia, Limited
Hong Kong                                                    (banking), No. 10 Des Voeux Road
                                                             Central, Hong Kong
                                                            Director, Hongkong Electric Holdings
                                                             Limited/3/

                                  SCHEDULE II
                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                Hutchison Telecommunications PCS (USA) Limited
                ----------------------------------------------
                              As of August 2, 1999
                              --------------------

                                                            Present Principal Occupation
                                                            or Employment,Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                    Citizenship         Each Corporation or Organization
-------------------                     -----------         ---------------------------------
FOK Kin-ning, Canning                   Australian          Director, Hutchison Telecommunications
                                                             PCS (USA) Limited
                                                            Group Managing Director and Executive
                                                             Director, Hutchison Whampoa Limited
                                                            Deputy Chairman, Cheung Kong
                                                             Infrastructure Holdings Limited/2/
                                                            Non-executive Director, Cheung Kong
                                                             (Holdings) Limited
                                                            Director, Hutchison Telecommunications
                                                            Holdings (USA) Limited
                                                             Chairman, Orange plc/4/
                                                            Deputy Chairman, Hongkong Electric
                                                             Holdings Limited/3/

Frank John SIXT                         Canadian            Director, Hutchison Telecommunications
                                                             PCS (USA) Limited
                                                            Group Finance Director and Executive
                                                             Director, Hutchison Whampoa Limited
                                                            Non-executive Director, Cheung Kong
                                                             (Holdings) Limited
                                                            Executive Director, Cheung Kong
                                                             Infrastructure Holdings Limited/2/
                                                            Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited
                                                            Director, Orange plc/4/
                                                            Executive Director, Hongkong Electric
                                                             Holdings Limited/3/

                                  SCHEDULE II
                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                Hutchison Telecommunications PCS (USA) Limited
                ----------------------------------------------
                              As of August 2, 1999
                              --------------------

                                                            Present Principal Occupation
                                                            or Employment,Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                    Citizenship         Each Corporation or Organization
-------------------                     -----------         ---------------------------------
CHOW WOO Mo Fong, Susan                 Hong Kong           Director, Hutchison Telecommunications
                                                             PCS (USA) Limited
                                                            Deputy Group Managing Director and
                                                             Executive Director, Hutchison Whampoa
                                                             Limited
                                                            Executive Director, Cheung Kong
                                                             Infrastructure Holdings Limited/2/
                                                            Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited
                                                            Director, Orange plc/4/
                                                            Director, Hongkong Electric Holdings
                                                             Limited/3/

KHOO Chek Ngee                          Singaporean         Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                                PCS (USA) Limited
22 Tak Fung Street                                          Group Managing Director, Hutchison
Hunghom, Kowloon                                             Telecommunications Limited/6/
Hong Kong                                                   Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited

Hans Roger SNOOK                        Canadian            Director, Hutchison Telecommunications
50 George Street                                             PCS (USA) Limited
London W1H 5RF                                              Group Managing Director, Orange plc/4/
United Kingdom

CHAN Ting Yu                            New Zealand         Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                                PCS (USA) Limited
22 Tak Fung Street                                          Deputy Group Managing Director,
Hunghom, Kowloon                                             Hutchison Telecommunications
Hong Kong                                                    Limited/6/
                                                            Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited

                                  SCHEDULE II
                                  -----------

                      Executive Officers and Directors of
                      -----------------------------------
                Hutchison Telecommunications PCS (USA) Limited
                ----------------------------------------------
                              As of August 2, 1999
                              --------------------

                                                            Present Principal Occupation
                                                            or Employment,Including Name,
Name and                                                    Principal Business and Address of
Business Address/1a/                    Citizenship         Each Corporation or Organization
-------------------                     -----------         ---------------------------------
Kevin RUSSELL                           British             Director, Hutchison Telecommunications
8 Amal Street                                                PCS (USA) Limited
Afeq Industrial Park                                        Chief Financial Officer, Partner
Rosh Ha'ayin 48103                                           Communications Company Ltd./7/
Israel                                                      Director, Hutchison Telecommunications
                                                             Holdings (USA) Limited

                                 SCHEDULE III
                                 ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        CHEUNG KONG (Holdings) Limited
                        ------------------------------
                              As of August 2, 1999
                              --------------------

                                                       Present Principal Occupation
                                                       or Employment,Including Name,
Name and                                               Principal Business and Address of
Business Address/1b/                  Citizenship      Each Corporation or Organization
-------------------                   -----------      ---------------------------------
LI Ka-shing                           Hong Kong        Chairman, Cheung Kong (Holdings)
                                                        Limited
                                                       Chairman, Hutchison Whampoa
                                                        Limited

LI Tzar Kuoi, Victor                  Hong Kong        Managing Director and Deputy Chairman,
                                                        Cheung Kong (Holdings) Limited
                                                       Chairman, Cheung Kong Infrastructure
                                                        Holdings Limited/2/
                                                       Deputy Chairman and Executive Director,
                                                        Hutchison Whampoa Limited
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/

George Colin MAGNUS                   British          Deputy Chairman, Cheung Kong
                                                        (Holdings) Limited
                                                       Deputy Chairman, Cheung Kong
                                                        Infrastructure Holdings Limited/2/
                                                       Executive Director, Hutchison Whampoa
                                                        Limited
                                                       Chairman, Hongkong Electric Holdings
                                                        Limited/3/

KAM Hing Lam                          Hong Kong        Deputy Managing Director, Cheung
                                                        Kong (Holdings) Limited
                                                       Group Managing Director, Cheung
                                                        Kong Infrastructure Holdings Limited/2/
                                                       Executive Director, Hutchison
                                                        Whampoa Limited
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/

                                 ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        CHEUNG KONG (Holdings) Limited
                        ------------------------------
                              As of August 2, 1999
                              --------------------

                                                       Present Principal Occupation
                                                       or Employment,Including Name,
Name and                                               Principal Business and Address of
Business Address/1b/                  Citizenship      Each Corporation or Organization
-------------------                   -----------      ---------------------------------
HUNG Siu-lin, Katherine               Hong Kong        Executive Director, Cheung Kong
                                                        (Holdings) Limited

CHUNG Sun Keung, Davy                 Hong Kong        Executive Director, Cheung Kong
                                                        (Holdings) Limited

IP Tak Chuen, Edmond                  Hong Kong        Executive Director, Cheung Kong
                                                        (Holdings) Limited
                                                       Executive Director, Cheung Kong
                                                        Infrastructure Holdings Limited/2/

PAU Yee Wan, Ezra                     Hong Kong        Executive Director, Cheung Kong
                                                        (Holdings) Limited

WOO Chia Ching, Grace                 U.S.A.           Executive Director, Cheung Kong
                                                        (Holdings) Limited

LEUNG Siu Hon                         Hong Kong        Independent Non-executive Director,
502 China Building                                      Cheung Kong (Holdings) Limited
29 Queen's Road Central                                Solicitor, Messrs. S.H. Leung & Co.
Hong Kong                                               (solicitors' firm), 502 China Building, 29
                                                       Queen's Road Central, Hong Kong

                                 ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        CHEUNG KONG (Holdings) Limited
                        ------------------------------
                              As of August 2, 1999
                              --------------------

                                                       Present Principal Occupation
                                                       or Employment,Including Name,
Name and                                               Principal Business and Address of
Business Address/1b/                  Citizenship      Each Corporation or Organization
-------------------                   -----------      ---------------------------------
FOK Kin-ning, Canning                 Australian       Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                             (Holdings) Limited
10 Harcourt Road                                       Group Managing Director and Executive
Hong Kong                                               Director, Hutchison Whampoa Limited
                                                       Deputy Chairman, Cheung Kong
                                                        Infrastructure Holdings Limited/2/
                                                       Director, Hutchison Telecommunications
                                                        Holdings (USA) Limited
                                                       Director, Hutchison Telecommunications
                                                        PCS (USA) Limited
                                                       Chairman, Orange plc/4/
                                                       Deputy Chairman, Hongkong Electric
                                                        Holdings Limited/3/

Frank John SIXT                       Canadian         Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                             (Holdings) Limited
10 Harcourt Road                                       Executive Director, Cheung Kong
Hong Kong                                               Infrastructure Holdings Limited/2/
                                                       Group Finance Director and Executive
                                                        Director, Hutchison Whampoa Limited
                                                       Director, Hutchison Telecommunications
                                                        Holdings (USA) Limited
                                                       Director, Hutchison Telecommunications
                                                        PCS (USA) Limited
                                                       Director, Orange plc/4/
                                                       Executive Director, Hongkong Electric
                                                        Holdings Limited/3/

                                 ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        CHEUNG KONG (Holdings) Limited
                        ------------------------------
                              As of August 2, 1999
                              --------------------

                                                       Present Principal Occupation
                                                       or Employment,Including Name,
Name and                                               Principal Business and Address of
Business Address/1b/                  Citizenship      Each Corporation or Organization
-------------------                   -----------      ---------------------------------
CHOW Nin Mow, Albert                  Hong Kong        Non-executive Director, Cheung Kong
27th Floor, Henley Building                             (Holdings) Limited
5 Queen's Road Central                                 Executive Director, Hing Kong
Hong Kong                                               Holdings Limited (investment
                                                        holdings), 27th Floor, Henley Building, 5
                                                        Queen's Road Central, Hong Kong

YEH Yuan Chang, Anthony               Hong Kong        Independent Non-executive Director,
26th Floor, Tower A                                     Cheung Kong (Holdings) Limited
Regent Centre                                          Honorary Life President, Tai Ping
63 Wo Yi Hop Road                                       Carpets International Ltd. (carpet
Kwai Chung                                              manufacturing), 26th Floor, Tower A,
Hong Kong                                               Regent Centre, 63 Wo Yi Hop Road,
                                                        Kwai Chung, Hong Kong

CHOW Kun Chee, Roland                 British          Independent Non-executive Director,
12th Floor, Prince's Building                           Cheung Kong (Holdings) Limited
Chater Road                                            Solicitor, P.C. Woo & Co. (law firm),
Hong Kong                                               12th Floor, Prince's Building, Chater
                                                        Road, Hong Kong

Simon MURRAY                          British          Independent Non-executive Director,
Room 2108 Gloucester Tower                              Cheung Kong (Holdings) Limited
The Landmark                                           Non-Executive Director, Hutchison
15 Queen's Road Central                                 Whampoa Limited
Hong Kong                                              Chairman, General Enterprise Management
                                                        Services Limited (investment fund),
                                                        Room 2108 Gloucester Tower, The
                                                        Landmark, 15 Queen's Road Central,
                                                        Hong Kong

                                 ------------

                      Executive Officers and Directors of
                      -----------------------------------
                        CHEUNG KONG (Holdings) Limited
                        ------------------------------
                              As of August 2, 1999
                              --------------------

                                                       Present Principal Occupation
                                                       or Employment,Including Name,
Name and                                               Principal Business and Address of
Business Address/1b/                  Citizenship      Each Corporation or Organization
-------------------                   -----------      ---------------------------------
KWOK Tun-li, Stanley                  Canadian         Independent Non-executive Director,
Ste 408-355 Burrard Street                              Cheung Kong (Holdings) Limited
Vancouver, British Columbia                            Director, Amara International Investment
V6C 2G8, Canada                                         Corporation (investment holdings),
                                                        Ste 408-355 Burrard Street, Vancouver,
                                                        British Columbia, V6C 2G8, Canada

Notes:-

1a. Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

1b. Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

2. The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC and the Asia-Pacific Region.

3. The principal business address of Hongkong Electric Holdings Limited is Electric Centre, 28 City Garden Road, North Point, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

4. The principal business address of Orange plc is St. James Court, Great Peak Road, Almondsbury Park, Bradley Stoke, Bristol BS1 24QJ, England. The principal business of Orange plc is telecommunications.

5. The principal business address of Husky Oil Ltd. is 707 8th Avenue S.W., Box 6526, Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Oil Ltd. is investment in oil and gas.

6. The principal business address of Hutchison Telecommunications Limited is 18th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong. The correspondence address of Hutchison Telecommunications Limited is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. The principal business of Hutchison Telecommunications Limited is telecommunications.

7. The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.